SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             STAAR Surgical Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   85231230-5
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                                 (CUSIP Number)

                           Neal C. Bradsher
                           Broadwood Capital, Inc.
                           724 Fifth Avenue, 9th Floor
                           New York, New York 10019
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85231230-5
          ----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Broadwood Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,473,830

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,473,830

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,473,830

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 85231230-5
          ----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Broadwood Capital, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,473,830

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,473,830

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,473,830

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 85231230-5
          ----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Neal C. Bradsher

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC, AF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     25,900

8.   SHARED VOTING POWER

     1,473,830

9.   SOLE DISPOSITIVE POWER

     25,900

10.  SHARED DISPOSITIVE POWER

     1,473,830

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,499,730

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 85231230-5
          ----------

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

     STAAR Surgical Company, Common Stock, par value $0.01 per share (the "Shares")

     1911 Walker Avenue
     Monrovia, California 91016

--------------------------------------------------------------------------------
Item 2. Identity and Background.

(a-c,f) This Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Broadwood Capital is a New York corporation with its principal business address at 767 Fifth Avenue, 50th Floor, New York, New York 10153. Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

The Shares reported  herein are held in the name of Broadwood  Partners and Neal
C. Bradsher.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 1,473,830 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 1,473,830 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 1,499,730 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present  Board of Directors or  management  of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to, the resolution of the Issuer's current regulatory issues, its plans with respect to financial matters, improving the composition of the Board of Directors, the implementation of corporate governance reforms and changes in the Issuer's management. The Reporting Persons have attached as Exhibit C to this Schedule 13D the letter, dated April 8, 2005 (the "Letter"), from Broadwood Capital, Inc. ("Broadwood") to the Board of Directors of the Issuer. The Letter states that Broadwood intends to call upon the Issuer to (1) improve the composition of the Issuer's Board and Directors; (2) implement corporate governance reforms; and (3) make a change in its management and consider additional changes in the future if it is appropriate to do so.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 1,473,830 Shares, constituting 5.9% of the Shares of the Issuer, based upon the 24,790,638 Shares outstanding as of April 5, 2005.

     Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,473,830 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,473,830 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 1,473,830 Shares, constituting 5.9% of the Shares of the Issuer, based upon the 24,790,638 Shares outstanding as of April 5, 2005.

     Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,473,830 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,473,830 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 1,499,730 Shares, constituting 6.0% of the Shares of the Issuer, based upon the 24,790,638 Shares outstanding as of April 5, 2005.

     Neal C. Bradsher has the sole power to vote or direct the vote of 25,900 Shares; has the shared power to vote or direct the vote of 1,473,830 Shares; has sole power to dispose or direct the disposition of 25,900 Shares; and has shared power to dispose or direct the disposition of 1,473,830 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit A.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     N/A

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Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement  between the Reporting  Persons to file jointly  Exhibit B:
Schedule of Transactions in the Shares of the Issuer Exhibit C: Letter to the Issuer's Board of Directors from Broadwood Capital dated April 8, 2005.

================================================================================

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

================================================================================

Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

================================================================================

/s/ Neal C. Bradsher

Neal C. Bradsher

================================================================================

April 11, 2005

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated April 11, 2005 relating to the Common Stock, par value $0.01 per share of STAAR Surgical Company shall be filed on behalf of the undersigned.

Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

================================================================================

Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

================================================================================

/s/ Neal C. Bradsher

Neal C. Bradsher

================================================================================

April 11, 2005

                                                                       Exhibit B

                           TRANSACTIONS IN THE SHARES
                           --------------------------

                       TRANSACTIONS BY BROADWOOD PARTNERS

          Date of                 Number of Shares
        Transaction               Purchase/(Sold)            Price of Shares
        -----------               ---------------            ---------------

          3/31/05                    246,000 +                     3.50

+    Purchased as part of a private offering.

                                                                       Exhibit C

April 8, 2005

The Board of Directors
STAAR Surgical Company
1911 Walker Avenue
Monrovia, California  91016

Dear Sirs:

On October 12, 2004 we sent you a letter regarding our ownership of STAAR's stock, our views of the company's management and corporate strategy, two concerns that we had regarding the company, and our desire for a productive dialogue with the Board.

We were initially pleased by your response to our letter. As requested, the Board entered into a dialogue with us. In addition, STAAR soon afterward made public statements that indicated its intent to pay particular attention to improving the company's financial management and avoiding further dilution of its equity. These statements appeared to indicate both an understanding of and a commitment to address the first concern that we had raised in our letter. Progress on the second concern - that the Board lacked certain skills and experience that would be helpful in building value over time and in maintaining a focus on the interests of shareholders - was inexplicably and disappointingly slow. However, on January 21, 2005 STAAR announced that it had added a new independent director with strong credentials and directly relevant experience.

Events since then, however, have been disturbing. No further improvements to the Board have been announced. As a result, STAAR continues to have a Board that lacks skills and experience that it needs in order to handle the difficult and complex challenges that the company currently faces. Further, the Board does not appear to have made even basic governance reforms such as separating the positions of Chairman and CEO and initiating the elimination of its three-class director system that prevents shareholders from electing all directors annually. This lack of progress in aligning the Board with shareholders' interests raises the question of the Board's commitment to the interests of shareholders and the improvement of shareholder value. We now call on the Board to demonstrate its commitment to shareholders by making at least these basic governance reforms and also adding new Directors that clearly have the skills, track record, and commitment to shareholder value that STAAR obviously needs.

Even more disturbing than the Board's limited reforms has been the repetition of the same financial management problems to which we called attention in our earlier letter. Recent developments in this area have been stunning. The company first blundered unnecessarily into the receipt of a "Going Concern" opinion from its auditor, then significantly diluted its equity yet again through a mismanaged financing. The need for additional capital itself appears to have been partially a result of the fact that despite STAAR's earlier statements regarding cost cutting, little cost cutting actually took place until quite recently.

We believe that recent events have caused a large portion of STAAR's investors to lose confidence in the company's current management and Board. We therefore call on the Board to take prompt action to restore investor confidence by making changes that are now clearly long overdue. In particular, it is clear that STAAR requires a new Chief Financial Officer who understands how to maintain a productive relationship with auditors, how to raise money on reasonable terms if money must be raised, and how to cut costs when costs must be cut.

Other management changes may be necessary at some point as well. Problems of the magnitude that STAAR has encountered recently do not constitute success, and must not be allowed to continue indefinitely. Over the long term, the Board must hold STAAR's Chief Executive Officer accountable for the Company's overall success or failure.

We remain open to dialogue with the Board of Directors about ways in which STAAR can focus on improving shareholder value. However, the Board must act promptly in order to restore its credibility. A Board that does not restore its own credibility through prompt and decisive action bears the risk that investors will themselves decide to take decisive action. We plan to review your actions over the next few weeks carefully and frequently.

Sincerely,


Neal C. Bradsher
President, Broadwood Capital, Inc.

22056.0001 #561885